

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 24, 2015

Via E-mail
WPX Energy, Inc.
Mr. J. Kevin Vann
Senior Vice President and Chief Financial Officer
3500 One Williams Center
Tulsa, Oklahoma 74172

> **Re: WPX Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-35322**

Dear Mr. Vann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 3

Oil and Gas Reserves, page 8

Proved Undeveloped Reserves, page 10

1.   Please expand your disclosure to provide a concise narrative explanation and the net changes in proved undeveloped reserves related to all causes such as revisions of previous estimates, extensions and discoveries, sales and purchases, and the reserves converted to developed status in sufficient detail to facilitate a reconciliation of the overall change that occurred during the year. Refer to Item 1202(b) of Regulation S-K.

2.   You disclose negative revisions in net proved undeveloped reserves for the fiscal year ending December 31, 2014 of 363 Bcfe due to a "reduction in near-term drilling capital estimates and the related limitations imposed by the SEC five year rules." We note similar negative revisions of 143 Bcfe and 502 Bcfe in your net proved undeveloped reserves for the fiscal years ending December 31, 2012 and 2011, respectively. These changes are described as the result of reclassifying these reserves from "proved to probable due to the SEC five year rules."

Given the successive nature of your revisions, please tell how you have complied with the requirements for reasonable certainty relating to an adopted development plan including a final investment decision with respect to your reserves as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X and in the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Outlook, page 47

3.   You disclose a 2015 capital program of $725 million compared to the 2014 capital program of $1.5 billion disclosed on page 47 of Form 10-K for the period ending December 31, 2013. In this regard, we note your disclosure that "our drilling will be greatly reduced in 2015 as we plan to primarily drill locations that preserve leases or optimize the drilling rigs already under contract."

Please explain to us how you have taken into consideration the reduction in capital expenditures for 2015 in adopting a development plan that results in the conversion of all of your proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves.

4.   You also disclose that "in 2015, we will reduce our drilling activities in the Williston Basin in North Dakota and the Gallup Sandstone in the San Juan Basin in an effort to preserve those reserves for periods of higher oil prices."

Please explain to us how your decision regarding the development of the proved undeveloped reserves disclosed at December 31, 2014 gave consideration to the commodity prices that you anticipate will be in effect at the time of the development of such locations and that reserves would be economically viable based on those assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director